| OMB APPROVAL |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48795 |

**FACING PAGE**
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING  04/01/2022  AND ENDING  03/31/2023
                                            MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  **RESEARCH CAPITAL USA INC.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**199 BAY STREET SUITE 4500**
(No. and Street)

| **TORONTO** | **ONTARIO** | **M5L 1G2** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **ANDREW C. SELBIE**   416 860 7615 | | aselbie@researchcapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**KPMG LLP**

(Name – if individual, state last, first, and middle name)

| 333 BAY STREET SUITE4600  TORONTO | | ONTARIO  M5H 2S5 | |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |
| MAY 14, 2004 | | # 85 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
|---|
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, __ANDREW C. SELBIE_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __RESEARCH CAPITAL USA INC._____, as of __3/31_____, 2 _023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CHIEF EXECUTIVE OFFICER

Based on relief from Commission staff and difficulties arising from COVID-19, Research Capital USA Inc. is making this filing without a notarization.

Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: _Notes to financial statements_____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# RESEARCH CAPITAL USA INC.
(A wholly-owned subsidiary of Research
Capital Corporation)

**Financial Statements and Supplementary Information
(Expressed in U.S. dollars)**

**Year ended March 31, 2023
(with Report of Independent Registered
Public Accounting Firm)**

# RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

March 31, 2023

## Table of Contents

Page(s)

Financial Statements:
Statement of Financial Condition ............................................................................................... 1

Statement of Loss ....................................................................................................................... 2

Statement of Changes in Stockholder's Equity........................................................................... 3

Statement of Cash Flows............................................................................................................. 4

Notes to Financial Statements ............................................................................................. 5 - 11

**Supplementary Schedules**

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission................................................................................. 12

Schedule II – Computation for Determination of Reserve Requirement Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission .................................................. 13

Schedule III – Information Relating to Possession or Control Requirements Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission .................................................. 14

# RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of March 31, 2023

## Assets

| | |
|---|---|
| Cash | $ 1,391,963 |
| Prepaid expenses | 16,553 |
| Due from Canadian Broker-Dealer Parent (note 2) | 978,186 |
| **Total assets** | **$ 2,386,702** |

## Liabilities and Stockholder's Equity

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued liabilities | $ 46,998 |
| Income tax payable | 2,725 |
| | 49,723 |
| | |
| Stockholder's equity: | |
| Authorized: | |
| Unlimited preference shares, issuable in series, no par value | |
| Unlimited common shares, no par value | |
| Issued: | |
| 1 common share | 101 |
| Additional paid-in capital | 932,552 |
| Retained earnings | 1,404,326 |
| | 2,336,979 |
| | |
| **Total liabilities and stockholder's equity** | **$ 2,386,702** |

See accompanying notes to financial statements.

# RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Statement of Loss
(Expressed in U.S. dollars)

Year ended March 31, 2023

| | | |
|---|---|---:|
| Revenue: | | |
| Agency commission | $ | 1,210 |
| Underwriting revenue | | - |
| | | 1,210 |
| | | |
| Expenses: | | |
| General and administrative services (note 2) | | 30,000 |
| Professional fees | | 48,965 |
| Regulatory fees | | 19,992 |
| Other | | 4,442 |
| | | 103,399 |
| | | |
| Loss before income taxes | | (102,189) |
| | | |
| Income tax expense (note 4): | | |
| Current | | 4,443 |
| | | 4,443 |
| | | |
| Net loss | $ | (106,632) |

See accompanying notes to financial statements.

# RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2023

|  | Common share | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|
| Stockholder's equity, beginning of year | $ 101 | $ 932,552 | $ 1,510,958 | $ 2,443,611 |
| Net loss | - | - | (106,632) | (106,632) |
| Stockholder's equity, end of year | $ 101 | $ 932,552 | $ 1,404,326 | $ 2,336,979 |

See accompanying notes to financial statements.

# RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2023

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net loss | $ (106,632) |
| Adjustments to reconcile net income to | |
| cash flows provided by operating activities: | |
| Decrease (increase) in operating assets: | |
| Prepaid expenses | (370) |
| Due from Canadian Broker-Dealer Parent | 133 |
| Income tax receivable | 19,267 |
| (Decrease) Increase in operating liabilities: | |
| Accounts payable and accrued liabilities | (4,777) |
| Income tax payable | 2,725 |
| Cash used by operating activities | (89,654) |
| | |
| Decrease in cash | (89,654) |
| Cash, beginning of year | 1,481,617 |
| Cash, end of year | $ 1,391,963 |

See accompanying notes to financial statements.

1.    **Organization and significant accounting policies:**

Research Capital USA Inc. (the "Company") was incorporated under the Canada Business Corporations Act on November 21, 2002.  On January 1, 2013, the Company amalgamated with NCP Northland Capital Partners (USA) Inc. and continues business under the name Research Capital USA Inc.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").  The Company computes its regulatory net capital under the basic method of the SEC Uniform Net Capital Rule ("Rule 15c3-1").  The Company's primary sources of revenue are underwriting fees and agency commission fees from securities trade executions for U.S. resident institutional clients.

The Company is a wholly-owned subsidiary of Research Capital Corporation (the "Canadian Broker-Dealer Parent"), a Canadian-owned investment dealer and member of the New Self-Regulatory Organization of Canada, a consolidation of the Investment Industry Regulatory Organization of Canada and the Mutual Fund Dealers Association of Canada (hereinafter referred to as the "New SRO") and all major Canadian stock exchanges.

The Company clears all transactions with and for customers, on a fully disclosed basis, through its Canadian Broker-Dealer Parent.  Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(i).

The significant accounting policies are as follows:

(a)  Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

# RESEARCH CAPITAL USA INC.
(A wholly-owned subsidiary of Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2023

1.  **Organization and significant accounting policies (continued):**

(b)  Foreign exchange translation:

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into U.S. dollars at an exchange rate prevailing at the year-end date. Transactions included in operations are translated at the average rate for the year. Exchange gains and losses resulting from the translation of these amounts are reflected in the statement of loss in the year in which they occur.

(c)  Revenue recognition:

(i)  Agency commission:

Agency commission revenue is recorded on a trade date basis as the related services are performed.

(ii)  Underwriting revenue:

Underwriting revenue is derived from sales in new issue deals originating through the Canadian Broker-Dealer Parent and is recorded on a trade date basis.

(d)  Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

# RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2023

1. **Organization and significant accounting policies (continued):**

    (e) Use of estimates:

    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

    (f) Recently Issued Accounting Standards:

    The Company did not adopt any new accounting standards for the year ended March 31, 2023. There are no future accounting standards that will have a significant impact on the financial statements.

2. **Related party transactions and balances:**

    Under an operating agreement, the Canadian Broker-Dealer Parent provides certain general and administrative functions on behalf of the Company in the normal course of business, which are recorded at the exchange amount, being the amount agreed to by the parties. During the year ended March 31, 2023, the total of such charges was $30,000.

    On January 16, 2012, the Company entered into a subordinated loan agreement in which it loaned $978,186 to its Canadian Broker-Dealer Parent. The loan bears no interest and is due on demand but may not be repaid without the prior approval of the New SRO and notification to FINRA. This balance is reflected in due from the Canadian Broker-Dealer Parent company on the statement of financial condition.

# RESEARCH CAPITAL USA INC.
### (A wholly-owned subsidiary of Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2023

---

2. **Related party transactions and balances (continued):**

The transactions with the Canadian Broker-Dealer Parent described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

3. **Regulatory net capital requirement:**

The Company is subject, under Rule 15c3-1, to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital, as defined under this rule. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. As at March 31, 2023, the Company had net capital of $1,342,240, which is $1,242,240 in excess of the required minimum net capital of $100,000. The ratio of aggregate indebtedness to net capital at March 31, 2023 was approximately 3.70.

4. **Income taxes:**

(a) Income tax expense:

| | | |
|---|---|---|
| Current tax provision: | | |
| Tax on current year's foreign exchange transaction gain | $ | 2,725 |
| Adjustment for prior period | | 1,718 |
| | $ | 4,443 |

4.   **Income taxes (continued):**

(b)  Rate reconciliation:

| | | |
|---|---:|---:|
| Recovery at Canadian statutory income tax rate | 26.50%  $ | (27,080) |
| Foreign exchange | (28.71%) | 29,337 |
| Adjustment for prior period | (1.68%) | 1,718 |
| Other | (0.46%) | 468 |
| | (4.35%) $ | 4,443 |

For Canadian tax purposes, the Company files a Canadian dollar tax return in Canada. The foreign exchange balance above in the income tax reconciliation reflects the translation of the Canadian dollar tax provision to U.S. dollars for the purposes of these financial statements.

5.   **Financial instruments:**

(a)  Credit risk:

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. All of the clearing and depository operations for the Company are performed by the Canadian Broker-Dealer Parent as clearing broker pursuant to an operating agreement. The Canadian Broker-Dealer Parent, as clearing broker, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk, associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

The Company's credit risk is predominantly limited to its cash holdings which are held at a Schedule 1 Canadian bank and amounts due from its Canadian Broker-Dealer Parent.

5.  **Financial instruments (continued):**

    (b) Currency risk:

    Currency risk is the risk that the market value of financial instruments and the associated revenue will fluctuate due to changes in exchange rate. The Company is subject to currency risk for Canadian tax purposes as the Company files a Canadian dollar tax return in Canada (refer to note 4(b)).  The Company does not hedge its exposure to currency risk.

    (c) Price risk:

    The Corporation has minimal exposure to price risk given the Company does not have financial instruments subject to changes in fair value based on quoted market prices.

    (d) Fair values of financial assets and liabilities:

    The fair values of financial assets and liabilities not carried at fair value, including cash, due from Canadian Broker-Dealer Parent and accounts payable and accrued liabilities, approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments. As at March 31, 2023, the Company has no financial instruments carried at fair value on the statement of financial condition.

6.  **Contingencies:**

    In the normal course of business, the Company may be involved in litigation.  At March 31, 2023, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

# RESEARCH CAPITAL USA INC.
(A wholly-owned subsidiary of Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2023

7.    **Subsequent events:**

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended March 31, 2023 and through to May 29, 2023, which is the date the financial statements were issued.   During this period, there have been no events that would require recognition in or disclosure in the financial statements.

# RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended March 31, 2023

| | |
|---|---:|
| Total stockholder's equity from statement of financial condition | $ 2,336,979 |
| | |
| Deductions: | |
| Prepaid expenses | 16,553 |
| Due from Canadian broker-dealer parent | 978,186 |
| Income tax receivable | - |
| | 994,739 |
| | |
| Net capital | $ 1,342,240 |
| | |
| Basic net capital requirement: | |
| Greater of: | |
| (i) Minimum net capital required, based on aggregate indebtedness | $ 3,315 |
| (ii) Minimum net capital | 100,000 |
| | |
| Net capital requirement | $ 100,000 |
| | |
| Excess net capital | $ 1,242,240 |
| | |
| Aggregate indebtedness | $ 49,723 |
| Ratio of aggregate indebtedness to net capital | 3.70 |

The above calculation does not differ materially from the computation of net capital under Rule 15c3-1 as of March 31, 2023, filed by the Company on Form X-17A-5 with the SEC and FINRA on April 25, 2023.

# RESEARCH CAPITAL USA INC.
### (A wholly-owned subsidiary of Research Capital Corporation)

Schedule II - Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
(Expressed in U.S. dollars)

March 31, 2023

The Company is exempt under subsection k(2)(i) of SEC Rule 15c3-3.

# RESEARCH CAPITAL USA INC.

(A wholly-owned subsidiary of Research Capital Corporation)

Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

March 31, 2023

1. Customers' fully paid and excess margin securities
   not in the respondent's possession or control as of March 31,
   2023 (for which instructions to reduce to possession or control
   had been issued as of March 31, 2023 but for which the
   required action was not taken by respondent within the time
   frames specified under Rule 15c3-3)                                    $          -

   A. Number of items                                                                -

2. Customers' fully paid securities and excess margin securities
   for which instructions to reduce to possession or control had not
   been issued as of March 31, 2023, excluding items arising
   from "temporary lags which result from normal business
   operations" as permitted under Rule 15c3-3                            $          -

   A. Number of items                                                                -



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818
www.kpmg.ca

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors Research Capital USA Inc.:

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Research Capital USA Inc. (the Company) as of March 31, 2023, the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



**_Accompanying Supplemental Information_**

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (and 17 C.F.R. § 1.10). In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1997.

_KPMG LLP_

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

May 29, 2023



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818
www.kpmg.ca

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Research Capital USA Inc.:

We have reviewed management's statements, included in the accompanying Research Capital USA Inc.'s Exemption Report (the "Exemption Report"), in which (1) Research Capital USA Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k):(2)(i), (the "exemption provision"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended March 31, 2023, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k):(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*KPMG LLP*

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
May 29, 2023



## Research Capital USA Inc.'s Exemption Report

May 9, 2023

Research Capital USA Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The identified provision(s) under which the Company claims an exemption from § 240.15c3-3 is specifically the exemption provision found in § 240/15c3-3(k)(2)(i).

To the best of the Company's knowledge and belief, the Company states it has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout its most recent fiscal year, without exception.

§ 240.15c3-3(k)(2)(i) stipulates that an exemption may be relied upon if the Broker or Dealer "carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". During the course of its fiscal year of April 01, 2022 to March 31, 2023 the Company carried no margin accounts, did not hold any client securities or assets, and owed no money or securities to customers, with the exception of occasional failed trades that were remedied on a timely basis with no capital impact. No financial transactions occurred in the fiscal period between the Company and its customers that would require a bank account(s) designated as "Special Account for the Exclusive Benefit of Customers of Research Capital USA Inc.

Very truly yours,
Research Capital USA Inc.

Mr. Andrew C. Selbie
*Chief Executive Officer, President & Chief Financial Officer*

Ms. Rose Barbieri
*Chief Compliance Officer*